Via Facsimile and U.S. Mail

December 23, 2010

Avery W. Catlin
Senior Vice President and Chief Financial Officer
Celldex Therapeutics, Inc.
119 Fourth Avenue
Needham, Massachusetts 02494

      Re: Celldex Therapeutics, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 12, 2010
              Form 10-K/A for the Fiscal Year Ended December 31, 2009
              Filed March 31, 2010
              File No. 000-15006

Dear Mr. Catlin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business</u>

<u>Partnerships, page 10</u>

1. Please provide draft disclosure for future filings which provides a more thorough description of the Glaxo and PRF agreements. With respect to the Glaxo agreement:

   - Disclose whether you may be entitled to further milestone payments. If you may be, then quantify the potential milestone payments and describe the nature of the triggering events; and

   - Disclose when the latest to expire patent is scheduled to do so.

With respect to the PRF agreement:

- Disclose the percentage of your royalties and milestone payments that PRF is entitled to receive; and

- Please specify when your agreement with PRF expires and explain how the $27.5 million threshold operates.

2. Please provide expanded disclosure of your agreement with Vaccine Technologies to be included in future filings. The expanded disclosure should quantify the aggregate milestone payments you may receive from the license and indicate the range of royalty payments you may receive, e.g. "single-digits," "teens," "twenties," etc. Please file the agreement as an exhibit or provide us with the basis of your belief that you are not required to file it.

Research and Collaboration Agreements, page 12

3. Pursuant to disclosure throughout your document, it appears that your agreement with Mederex continues to be active. Please provide draft disclosure for future filings describing the nature of the patents and intellectual property rights, quantify the potential milestone payments and a royalty range and disclose any term and termination provisions.

4. Please provide us with draft disclosure for future filings that specifies the aggregate milestone payments as well as the range of royalties that you may be required to pay under each of the other agreements discussed herein. Also, please file your license agreement with Amgen Inc. as an exhibit to your annual report. If you believe this agreement is not material and should not be filed, please provide us with the basis of your belief.

Form 10-K/A

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 8

5. You note that you establish individual performance goals as part of your executive compensation determination. While we recognize that you did not assign a relative weight to these goals and did not conduct a numerical assessment of them, please describe these goals, with specificity, describe the extent to which they were achieved and explain how the level of achievement impacted the final compensation awards for each named executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director